Solar Faithful

OFFERING STATEMENT



Issuer Name	Solar Faithful
Doing Business As	Solar Faithful
Offering Amount	$45,500 - $88,000
Security Type	Senior Unsecured Loan
Interest Rate	4.5% annually
Maturity	120 months fully amortizing
Payments	Monthly, disbursed to investors monthly
First Payment	30 days after campaign end date[1]

COMPANY OVERVIEW

Solar Faithful brings technical expertise and client-friendly financing to simplify participation in a just, clean-energy transition for faith-based organizations. The organization prioritizes serving historically underrepresented communities, low-income communities, and people of all faiths. They envision a world where faith-based organizations lead the equitable transition to renewable energy—empowered with solutions that strengthen their role as pillars of community care, sustainability, and resiliency.

This crowdfund raise is to finance the development and construction of a 37 kW solar array on the rooftop of A.R.M.I. Ministries, a church in Detroit, MI. From providing essential resources like food, clothing, and school supplies, to offering emotional and psychological support through counseling, A.R.M.I. Ministries, is dedicated to uplifting and restoring their community. This project supports solar for the church which will cover close to 60% of the energy needs and enable their congregation to save energy and money on electric bills and use those savings to fund their community-serving programs.

Company History
Solar Faithful was incorporated as a 501(c)(3) nonprofit in 2023 through the efforts of a collaboration of three nonprofits, a solar developer with 20 years of experience, a group of climate activists, and an impact investor. Since then, Solar Faithful has completed 23 projects and has several additional projects under contract. Solar Faithful has contributed to doubling the number of faith-based organizations in Michigan with solar.

Origin Story
Faith-based organizations have been behind other commercial buildings in adoption of solar. One could argue the churches have more interest in Earth care than most organizations, but struggle to adopt solar because of lack of expertise and financing. When Solar Faithful started three years ago, only 0.5% of churches had solar where 3.5% of commercial buildings in the US had adopted solar.

Independently, Chart House Energy, the Climate Witness Project, and Michigan Interfaith Power and Light (MIIPL) have been working to increase solar adoption. The Climate Witness Project and MIIPL have

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[1] The initial payment date is expected to be 30 days after the Offering Period ends; however, the payment date may be adjusted to align with Honeycomb's standard payment schedule and applicable business day conventions.

extensive connections within the faith community, especially in Michigan. Additionally, Chart House Energy brought expertise and financing options to create a new path to solar ownership.

Chart House Energy had self-funded several projects on congregations, and became the model for the Energy Shared-Savings Agreement.   There are about 370,000 organizations of all faith traditions in the US and a very untapped market. No organization had successfully met this market need at the scale needed to make a significant impact. This need was the genesis of Solar Faithful.

Early on, we had an impact investor to fund the first group of projects through PPAs for the first year. In the last six months, they chose to focus on larger projects than faith-based organizations. In 2025, Solar Faithful decided to own and operate solar projects, replacing the impact investor. We are raising money through a variety of means, with congregant lending being one of them. We are excited to test out Crowdfunding and hope that it will allow congregants to be financially part of the solar project funding with their congregation and with others.

Impact of infrastructure supporting Community Organizations

Meeting environmental stewardship is the primary driver for congregations to adopt solar. Creating a clear straightforward path to solar and providing financing options has allowed Solar Faithful to double the number of faith-based organizations in MI that have solar.

Lowering operating costs has also been critical, especially with the rapidly increasing price of power and decreasing reliability. Many have aging buildings and high utility costs, and energy savings can redirect dollars back into ministry and community services.

Integrating roof replacement with solar installations also stabilizes the building and decreases the cost of building operations and the cost of the new roof.

Amplifying Impact

Through an informal survey, Solar Faithful found that after installing solar:

-All congregations noticed an increasingly positive view of the congregation from the surrounding community

-Half of faith-based organizations' congregants installed solar on their own homes.

-Half of faith-based organizations' reported an increase in attendance.

Revenue Model and Growth Plans

We believe that we are moving into a post-grant world, or at least a greatly reduced grant world. Governmental agencies and foundations have recently moved from fully grant funded projects to enabling grants, where the grants are paired with matching funds, (borrowing in our case). Thus, we are ideally suited to the new funding models where solar can fund most or all of the project cost and borrowing. In the case where the power produced value is not sufficient to support pure loans, the very small projects, then pairing these projects with grant funding makes them viable. Since we have hundreds of projects in our pipeline, we can combine them into groups of projects and make the grant making and lending larger and therefore easier.

We have chosen the ESSA financing model because it offers a no-upfront cost option for faith-based organizations to install solar, and it plants the seed for long-term sustainability for Solar Faithful. The congregations are guaranteed 10% savings on every monthly electric bill from whatever that month's utility rate is, and the remaining savings pay off the solar array and contribute to the long-term wellbeing of Solar Faithful. Any revenue from current ESSAs can help fund future ESSAs, enabling congregations with less viable economics to participate in the clean-energy transition as well.

Solar Faithful has been working towards financial independence from the beginning. To get there, we believe we will need a portfolio of projects of about $15M (100-125 projects built and operating) to provide enough income to run Solar Faithful without any grants or donations. Solar Faithful presently has a 50 ESSA/ $5 million pipeline of projects.These small projects are designed to be cash flow neutral on day 1. They become cash flow positive as utility rates increase. It takes 10 years to pay off most project borrowing, so we need some grants and donations while we build out the ESSA projects we own. Once they are paid off, they will create sufficient revenues to pay for the operations and fund additional projects which will replace projects completing their contract periods. All projects are designed to be a path to ownership for every organization. The more that the organizations can fund, the faster they own the system and the more savings they realize. Most organizations do not buy out early. However, if an organization does buy out a system (after year 6 to enable Solar Faithful to keep the incentives), Solar Faithful expects to recover all of their costs plus some, which more than covers the remaining loan costs associated with that project. The net revenues become assets of solar faithful.

Why We Are Conducting This Crowdfunding Offering

To date, Solar Faithful's work has been supported through a combination of philanthropic, mission-driven investments, and project development revenues. The non-profit views this crowdfunding offering as an opportunity not only to finance the initial Detroit project, but also to establish a repeatable community investment model that can support additional faith-based solar projects over time.

This Offering is intended to:

- provide capital for the initial Detroit solar project,
- create an accessible pathway for congregations and community members to directly support local solar development,
- leverage the infrastructure and compliance capabilities of a professional investment platform while operating with a small internal team, and
- help establish a sustainable and scalable source of project capital and operating revenue to expand Solar Faithful's mission and future project pipeline.

Solar Faithful believes this model can align community investment, long-term energy savings for faith-based organizations, and expanded deployment of local clean energy infrastructure.

Solar Financing Products

Solar Faithful addresses the challenge nonprofits face in accessing solar by developing structures intended to create mutual benefit. Participating faith-based organizations may receive reduced or more stable energy costs, advance environmental goals, and create long-term operational savings, while revenue generated through these projects supports Solar Faithful's ability to operate and expand additional community solar initiatives. A win-win for participants.

Faith-based organizations typically use every penny they receive to run their organizations and to serve the public. The result is that even though the organization is very sound financially, banks don't feel comfortable lending to organizations that make no profit year after year. We are developing an organization that will have hard assets and growing revenues that should be attractive to any type of lender from people, other non-profits, banks, CDFIs or programmatic investments from foundations.

Solar Faithful partners with faith-based organizations that have long, stable histories to increase repayment reliability. Further, having solar will decrease operating cost and improve the image in the organization.

Solar Faithful offers three different paths to adding solar. The below describes all three. The Detroit project will be taking on the ESSA. And the ESSA is the structure that Solar Faithful expects to create a self sustaining organization.

Energy Shared Services Agreement ("ESSA") – 25-Year Solar Services Model

The goal of the ESSA is to provide a no-money down path to ownership.

Under the ESSA model, Solar Faithful finances, owns, operates, and maintains the solar array at no upfront cost to the participating organization. The organization enters into a long-term agreement to share the savings created by a solar installation on the building. This structure is intended to provide immediate savings while reducing exposure to rising utility costs and reducing the risk that the utility will change their rules in a way that would decrease compensation for solar produced or increase fees. By sharing savings in a 90/10 split the host realizes 10% savings no matter what happens and Solar Faithful both takes on the risk but also the upside if rates increase faster than our conservative modeling.

Solar Faithful remains responsible for system ownership, maintenance, monitoring, and major operational obligations during the contract term, including one removal and reinstallation if reasonably required. At the end of the agreement term, the organization may generally extend the agreement, take ownership of the system at no additional cost, or request system removal.

Solar Faithful generates revenue through the sale of electricity, monetizing of federal incentives, and long-term operation of the system.   Those revenues pay off the borrowed funds. Once the loans are paid off, they provide funding to operate Solar Faithful and fund additional projects to replace retiring assets and grow the additional pool of projects. Thus, growing the economic and environmental impact of investments into the future.

The host facility can purchase the system after the 5th year. The price of the buyout starts at the net project cost after incentives in year 6, and straight line reduces to 0 in year 26. This is the lowest price Solar Faithful can offer to ensure that Solar Faithful recovers costs. If the organization can afford to, they can purchase the array post incentives capturing the incentives available today without having to have the money today.

This crowdfunding offering is to fund an ESSA. If the host purchases the system anytime before the 10 year loan period, the loan will be repaid with proceeds of the sale.

Prepaid Solar Project – 5-Year Path to Ownership

Under the prepaid structure, the participating organization funds 75% to 85% of the project cost upfront, 15% less than available incentives. Solar Faithful raises the project cost, develops the system, owns and operates the system during the initial five-year period, recovers the incentives, after which ownership transfers to the organization.

 Solar Faithful generate revenue through project development, operations, and applicable incentive structures and repay bridge loans through the 15% fee charged.

Direct Purchase

Under the direct purchase model, the participating organization purchases and owns the solar system upon installation using cash, donations, financing, or a combination. The organization receives the maximum long-term economic benefit of system ownership while retaining responsibility for maintenance and operational obligations.

 Solar Faithful may generate revenue through development and related service fees.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Solar Faithful is organized as a Michigan nonprofit corporation recognized as tax-exempt under Section 501(c)(3) of the Internal Revenue Code. As a nonprofit entity, Solar Faithful has no equity owners, shareholders, or members with ownership interests. Governance of the organization is vested in its Board of Directors. The Board meets every month and consists of 10 members.

Key Persons of Issuer

Below is a list of the key directors and officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

ROBERT RAFSON
Title: Executive Director
Work History: Robert Rafson has more than 42 years of experience in environmental engineering, design, construction, and the operation of environmental improvement projects in the United States and abroad. He holds a degree in Mechanical Engineering from the University of Wisconsin–Madison and has been a licensed Professional Engineer for approximately 40 years. Mr. Rafson has worked in the areas of energy efficiency, brownfield redevelopment, emissions controls, and environmental remediation technologies, including patented soil remediation innovations.

In 2008, he founded Chart House Energy, a Michigan-based solar development company. As an outgrowth of his work at Chart House Energy, Mr. Rafson incorporated Solar Faithful in 2023 to further his vision that faith-based organizations should have greater access to the economic and environmental benefits of solar energy. Mr. Rafson believes the energy transition can support economic opportunity through a just and inclusive approach to clean energy development, including workforce and community participation for individuals historically underrepresented in the energy and construction industries.

In addition to his work in renewable energy, Mr. Rafson has more than 25 years of experience in commercial real estate development and currently owns and manages commercial properties.

EDWARD DREW
Title: Secretary of the Board
Work History: East Coast Regional Organizer for the Climate Witness Project (www.crcna.org/climate-witness-project) (Staff Position and Funding through Spirit and Truth Fellowship Church, Philadelphia, PA (www.stfphila.org)) (July 2019-present): Working with partners to (a) press for climate justice oriented legislative change in Philadelphia, and (b) teach climate action to churches through a faith-based lens. Director of Hunting Park Community Solar Initiative, Philadelphia, PA (www.hpsolar.org) (August 2022-present): Direct a small neighborhood non-profit focused on spreading awareness of and access to solar power in low income neighborhood of Hunting Park, Philadelphia. Running a solar installer job training program for low income Philadelphians, and developing a power revenue sharing model partnering with congregations to benefit low income neighbors. Philadelphia Regional Project Coach with Solar Faithful (www.solarfaithful.org) (July 2025-present): Help houses of worship and other faith-based non-profits solarize their properties through user-friendly financing options. Director of Upper School A Cappella Program, Germantown Friends School, Philadelphia, PA

(www.germantownfriends.org) (Aug 2002-present): Direct a 20 voice high school vocal ensemble, arrange music, organize performances, run a major invitational, record half an album each spring. Biography: Rev Allen Drew is an ordained pastor in the Christian Reformed Church, North America (CRCNA). He majored in biology as an undergrad and later went on to pursue an MDiv at Westminster Seminary in Glenside, PA. From there, he served as the lead pastor of a church start-up in NW Philadelphia, where he remained for 10 years. After this season, he transitioned into faith-based climate advocacy and now serves as the East Coast Regional Organizer for the Climate Witness Project (www.crcna.org/climate-witness-project), which works with partners to engage and equip the Church to take meaningful action on the climate crisis. He is also the director of the Hunting Park Community Solar Initiative (www.hpsolar.org), which runs a solar installer job training program for low-income Philadelphians and is currently developing a solar revenue sharing model it will use in partnership with another local congregation to benefit low-income homeowners. Finally, he is the Philadelphia Regional Project Coach for Solar Faithful (www.solarfaithful.org), which specializes in solarizing houses of worship and other faith-based non-profits. When he is not doing climate justice work, he can be found directing the high school a cappella program at Germantown Friends School (check out their latest album, "Enlighten," available on all major streaming platforms).

MURRAY ROSENTHAL
Title: President of the Board
Work History: Murray Rosenthal, PhD is a retired clinical chemist, engaged in part-time companies to obtain regulatory (FDA) approvals for medical devices and to reduce the risk of patient harm from existing medical devices.
Murray is an advocate for installing solar on the roofs of non-profit organizations. He helped guide eight solar installations using the Investor Model, acting as the chair of Solar Faithful of Ann Arbor, the precursor organization to Solar Faithful. He also chairs the Ann Arbor 2030 District House of Worship (HoW) and Non-Profit Green Team and is a member of the leadership council of the Ann Arbor 2030 District. He is currently the Board President of this Solar Faithful non-profit organization and the combined Episcopalian and Reform Jewish HoWs known as Genesis of Ann Arbor. Murray is President of NSF Toastmasters and has earned the Advanced Toastmasters Gold award. He also co-facilitates a NAMI (National Alliance for Mental Illness) support group. He is best known professionally for helping to invent the first commercial Hemoglobin A1c test, which is used to monitor and diagnose diabetes. Murray is retired but still consults in the medical device and regulatory arenas**.**

STEVEN MULDER
Title: Treasurer of the Board
Work History: Steve Mulder Regional organizer with World Renew Contractor with Solar Faithful
Biography: Steve Mulder retired from a corporate career in IT and Learning and Development in 2016 reaching an AVP role. He became a Regional Organizer for the Climate Witness Project. In that role, he collaborated with several other organizations and helped launch Solar Faithful in 2023. He focuses on climate mitigation efforts that include Four E's: Efficiency, Electrification, Renewable Energy; and Environmental restoration. He is driven by his love and concern for the Creation and future generations.

There are no other officers/directors (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Solar Faithful has decided to invest in solar systems on faith-based organizations and share in the savings generated. Revenues created will pay off loans, support the organization, and support future investments in solar on faith-based organizations.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Below is a summary of the Company's expected use of funds if $45,500.00 (Offering Minimum) is raised.

Item	Cost
Honeycomb Fees	$2,502.50
Equipment and Labor	$42,997.50
Total	**$45,500.00**

Below is a summary of the Company's expected use of funds if $88,000.00(Offering Maximum) is raised. Funds raised in this offering will pay for the net project cost. Additional funds above the minimum offering will be used to decrease the bridge financing for the incentives.

Item	Cost
Honeycomb Fees	$4,840.00
Equipment and Labor	$42,008.00
Engineering, Procurement and Construction (EPC)	$15,405.00
Interconnection and Permitting	$2,100.00
SG&A	$7,000.00
Contingency	$16,928.05
Total	**$88,000.00**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

In the event of a recession or other economic downturn, it might affect the ability of the faith based organization to purchase the power produced by the solar array. It also may delay Solar Faithful's ability to get additional projects done, thus extending the time needed for Solar Faithful to build a sustainable self funded model.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation. If the price of electricity goes down decreasing shared savings reducing available funds to repay loans.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

There might be more necessity of capital if the equipment needs repairs or replacement beyond the manufacturer warranties of the equipment, installer mechanical warranties on the installation and beyond planned operations and maintenance budgeted.   There also may be a need for additional capital to fund operations as Solar Faithful looks to expand its work. Given this is a loan to the parent organization, taking on additional capital could impact its ability to pay existing debt obligations. Additionally, currently, Solar Faithful does rely on certain donations/grants to fund itself. Should these sources dry up, it may need to look for additional capital.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

<u>Uninsured Losses</u>
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

<u>Conflict Of Interest</u>
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:
- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

<u>No Registration Under Securities Laws</u>
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

<u>Incomplete Offering Information</u>
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

<u>Lack of Ongoing Information</u>
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

<u>Offering Allows for "Early" and "Rolling Closes</u>
Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute one or a series of Rolling Closes. A Rolling Close of the Offering will allow the Company to close on investment commitments in the raise and draw down proceeds from those investment commitments during the relevant period, and continue to raise under the same Offering until the original close date.

If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to cancel their investment commitment as it is considered completed and they are already investors in the Company.

Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company may take out other loans in the future. In itself this is not risky, but those lenders may have claims that are superior to the Note. For example, future lenders may take a security interest in some or all of the Company's assets.

The Note offered in this campaign is senior unsecured debt, meaning it is not backed by any specific collateral. As a result, in the event of a default or liquidation, secured lenders would generally be paid out of the pledged collateral before holders of the Note receive anything. In addition, other lenders may include clauses in their agreements that require the Company to pay them before other creditors. If the Company runs out of cash, it may decide (or be required) to pay its other lenders first.

Revenue Concentration / Counterparty Risk

The Company's ability to repay the Notes is expected to depend significantly on revenue generated from a limited number of solar projects and counterparties, including faith-based and nonprofit organizations purchasing electricity, sharing savings or otherwise participating in project arrangements. If one or more counterparties defaults, terminates an agreement, experiences financial distress, or fails to make expected payments, the Company's revenues and ability to make payments on the Notes could be adversely affected.

Project Specific Risks

The Project has advanced beyond early-stage development and has secured key site, permitting, and regulatory approvals; however, investors should be aware of the following risks inherent in completing the development, constructing, operating, and financing a community solar project.

Project Development, Construction & Timing Risk

The project is in development and has not yet begun construction. Delays in design, permitting, equipment procurement, or utility coordination could impact timelines or increase costs.

Operational & Maintenance Risk

Solar projects may experience downtime due to equipment failure, weather damage, or maintenance delays. Availability of spare parts and service providers may impact uptime and revenue.

Regulatory and Program Risk

The Project relies on existing regulatory frameworks and utility programs applicable to solar projects in Michigan. Changes in laws, regulations, tariffs, or program rules—whether at the federal, state, or utility level—could affect the Project's ability to generate expected revenues or participate in applicable programs. In particular, certain project economics may depend in part on the availability, qualification for, transferability of, or ability to monetize federal, state, or local renewable energy incentives, including tax credits. Changes in applicable laws, guidance, market conditions, or project qualification status could adversely affect project economics and Company revenues.

Operating Performance Risk

Once operational, the Project's financial performance will depend on system output, equipment reliability, maintenance practices, and weather conditions. Actual energy production may differ from forecasts due to factors beyond the Company's control, including variability in solar irradiance, equipment performance, or operational disruptions.

Utility Rate Risk

The Company's ESSA model is based on sharing a portion of the savings generated by solar energy relative to utility electricity costs. If utility rates decline or increase more slowly than projected, the value of those savings may be reduced. As a result, project revenues may be lower than expected, which could adversely affect the Company's financial performance and extend repayment periods..

Financing and Capital Structure Risk

The Project may require additional capital to complete construction or operate as planned. The failure to obtain such capital could delay or limit the Project's completion or operation.

Nonprofit Funding Risk

The Company partially relies on grants and donations during its growth phase. If such funding is unavailable or reduced, the Company's operations and growth may take longer.

Platform Fees

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$45,500.00	$88,000.00
Less: Intermediary Fee*	- $2,275.00	- $4,400.00
Less: Servicing Fee**	-$227.50	-$440.00
Net Proceeds	$42,997.50	$83,160.00

* 5.00% of total offering amount

**0.5% annual servicing fee based on total amount raised (paid in advance of the coming year, first year will be paid out of raised funds)

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Solar Faithful and how an investor's transaction and delivery of securities will be completed.

    a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Solar Faithful ("Note Purchase Agreement") by way of the investor's electronic signature.

    b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

    c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

    d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

    e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- The Company must pay the accrued interest on a monthly basis, starting 30-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 120 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The Board and/or Executive Director could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Management based on the Management's opinion about the value of the project.

The Management does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

   n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes. Such obligations could reduce funds available for repayment of the Notes.

As a nonprofit corporation, the Company does not have equity owners or shareholders; however, it may enter into asset sales, project transfers, or related-party transactions in furtherance of its mission and operations. Such transactions could affect the Company's financial condition and ability to repay the Notes.

In the event of a sale of substantially all Company assets, holders of the Notes would generally be entitled to outstanding principal and accrued but unpaid interest, subject to the rights of any senior or secured creditors.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

The Company raised approximately $100,000 through promissory notes issued in connection with congregant loans. The proceeds were used to finance various Company projects. The Company believes these transactions were conducted pursuant to an available exemption from registration under the Securities Act of 1933, as amended. The notes generally provided for fixed interest payments and repayment of principal according to their terms.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

   None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Maturity Date	Minimum Monthly Payment
Congregant Lending	$108,000.00	4.50%	July 2036	$1119.49
Total Balance	$108,000.00			$1119.49

FINANCIAL INFORMATION

Balance Sheet

ASSETS	2024	2025
Cash & Equivalents	219	1,579,102
Accounts Receivable	-	-
Fixed Assets	-	-
Other Assets	-	905,619
TOTAL ASSETS	**219**	**2,484,721**
LIABILITIES & EQUITY		
Accounts Payable	-	210,420
ST-Debt Payable	-	46,494
LT-Debt Payable	17,390	-
TOTAL LIABILITIES	**17,390**	**256,914**
Retained Earnings	-	-
Net Income	(9,586)	2,232,863
Other Equity	(6,415)	(5,057)
TOTAL OWNER'S EQUITY	**(16,001)**	**2,227,806**
TOTAL LIABILITIES & EQUITY	**1,389**	**2,484,721**

Income Statement

INCOME	2024	2025
Total Revenue	3,791	5,825,908
Cost of Goods Sold	-	-
GROSS PROFIT	**3,791**	**5,825,908**
Operating Expenses	13,377	3,593,045
NET INCOME	**(9,586)**	**2,232,863**

Statement of Cash Flows

	2024	2025
NET INCOME (LOSS)	(9,586)	2,232,863
CASH FLOW ACTIVITIES		
Net Cash from Operations	(545)	(694,142)
Net Cash from Investing	-	-
Net Cash from Financing	15,674	29,104
NET INCREASE (DECREASE) IN CASH	5,543	1,567,826

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;

c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT

Solar Faithful,

as the Issuer,

AND

____
as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among Solar Faithful (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a “**Holder**” and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the “**Administrative Agent**”).

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer’s business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the “**Title III Offering**”), conducted on www.HoneycombCredit.com (the “**Site**”) maintained by Honeycomb Credit, Inc. (the “**Portal**”);

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1   Recitals.

The Recitals are incorporated herein as if set forth at length.

1.2   Defined Terms.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II

NOTE PURCHASE TERMS

2.1   Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $88,000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2   Payment Terms.

(a)   Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing 30 days after the Offering Period has ended, with the initial payment date determined in accordance with Honeycomb's standard payment schedule and applicable business day conventions, and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	Solar Faithful
Doing Business As	Solar Faithful

Offering Amount	$45,500.00 – $88,000.00
Security Type	Senior Unsecured Loan
Interest Rate	4.5% annually
Maturity	120 months fully amortizing
Payments	Monthly, disbursed to investors monthly
First Payment	30 days after campaign end date[2]

(b) Annual Servicing Fee. As consideration for the servicing of Issuer's payments to Holders, Issuer acknowledges and agrees to pay an annual loan servicing fee equal to 0.5% of the original loan balance of the Notes. The first year will be paid out of net raised funds, and each subsequent year's fee will be paid by the Issuer on a pro rata basis through deductions from scheduled payments.

2.3   Payments.

(a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

---

[2] The initial payment date is expected to be 30 days after the Offering Period ends; however, the payment date may be adjusted to align with Honeycomb's standard payment schedule and applicable business day conventions.

2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5   Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6   No Right to Cancel.

Each Holder acknowledges and agrees that this is a commercial transaction and that, except for any cancellation rights available under Regulation Crowdfunding, including the right to cancel an investment commitment up to forty-eight (48) hours prior to the applicable offering deadline, the Holder has no right to cancel its subscription or rescind this Agreement, the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7   Issuer's Right to Reject Subscription.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.2   Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.3   Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.4   Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a)   Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:
   (i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.
   (ii)   Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.
   (iii)   Anti-Money Laundering Laws. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)   <u>Entity Holders</u>. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i)   <u>Good Standing</u>. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii)   <u>Other Jurisdictions</u>. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii)   <u>Authorization</u>. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv)   <u>Investment Company</u>. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v)   <u>Anti-Terrorism and Money Laundering</u>.

(A)   <u>Source of Funds</u>. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

(B)   <u>Anti-Terrorism Laws</u>. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(C)   Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

<center>ARTICLE IV</center>
<center><u>COVENANTS</u></center>

4.1   Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a)   <u>Maintenance of Property</u>. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b)   <u>Insurance</u>. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c)   <u>Use of Proceeds</u>. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2   <u>Holder Covenants</u>. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note [without the prior written consent of the Issuer] The Issuer may require, in certain circumstances, a legal opinion or other documentation reasonably satisfactory to the Issuer in connection with any proposed transfer. In addition, transfers during the first year following the Closing Date may be subject to limitations under applicable securities laws and as further described in the Disclosure Document. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

(e)   Re-Purchase of Holder's Note. If Issuer decides that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

<u>ADMINISTRATIVE AGENT</u>

5.1   <u>Appointment</u>. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto.   Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

(a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

(c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "Required Holders"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5   Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6   Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a)   Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

(b)   Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

5.7   Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative

Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI

EVENTS OF DEFAULT

6.1   Event of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term

"Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4   Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

7.1   LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2   NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)   Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

(c)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.


Rob Rafson

Solar Faithful
